SunAmerica Focused Alpha Growth Fund, Inc.
RESULTS OF SHAREHOLDER MEETING-December 31, 2011-(unaudited)


On December 19, 2011, a Special Meeting of Shareholders was held to consider a proposal to approve an Agreement and Plan of Reorganization providing for (i) the transfer all of the assets of the Registrant to the SunAmerica Focused Alpha Growth Fund (the "Acquiring Fund"), a series of SunAmerica Specialty Series, in exchange for the Acquiring Fund's Class A shares, having an aggregate net asset value equal to the value of the Registrant's assets,
(ii) the assumption by the Acquiring Fund of all of the Registrant's liabilities, (iii) the distribution of such Class A shares to the shareholders of the Registrant in complete liquidation of the Registrant, and (iv) the dissolution of the Registrant under Maryland law. The proposal was approved and the voting results were as follows:


Votes For		Votes Against			Abstain
9,172,231		25,879				53,761